UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2016

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QUINTILES TRANSNATIONAL HOLDINGS INC.
(Exact name of registrant as specified in its charter)
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North Carolina	001-35907	27-1341991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
4820 Emperor Blvd. Durham, North Carolina	27703
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 998-2000

Not Applicable
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

⊠ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

⃞ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

⃞ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

⃞ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On September 14, 2016, Quintiles Transnational Holdings Inc. (the “Company”) and IMS Health Holdings, Inc. (“IMS”) issued a joint press release announcing the pricing of the previously announced senior notes offering. Under the senior notes offering, IMS’ wholly owned subsidiary, IMS Health Incorporated, will issue $1,750 million equivalent in gross proceeds of senior notes consisting of (i) $1,050 million of senior notes due 2026 bearing interest at a rate of 5.0% and (ii) €625 million of senior notes due 2024 bearing interest at a rate of 3.5%. The full text of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K, was posted on the Company’s internet website, and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2016	QUINTILES TRANSNATIONAL HOLDINGS INC.

		By:	/s/ James H. Erlinger III
James H. Erlinger III
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Press release dated September 14, 2016